[Wachtell Letterhead]

March 24, 2014

Via EDGAR and Hand Delivery

Mr. Tom Kluck and Mr. Jerard Gibson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Washington Prime Group Inc. (formerly known as SPG SpinCo Subsidiary Inc.)
Amendment No. 1 to Registration Statement on Form 10-12(b)
Filed February 12, 2014
File No. 001-36252

Dear Messrs. Kluck and Gibson:

On behalf of Washington Prime Group Inc. (formerly known as SPG SpinCo Subsidiary Inc.), a company incorporated in the State of Indiana (the “Company,” “SpinCo” or “WPG”), which is currently a wholly owned subsidiary of Simon Property Group, Inc. (“SPG”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated March 14, 2014, with respect to the filing referenced above.

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (File No. 001-36252) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 2 marked to indicate changes from the version of the Registration Statement filed on February 12, 2014.

We have included in this letter, where relevant, responses forwarded to us by representatives of the Company regarding the Staff’s comments relating to the filing referenced above.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Unless otherwise specified, all references to page numbers and captions in the Company’s responses below correspond to the pages of the preliminary information statement filed as Exhibit 99.1 (the “Information Statement”) to the marked version of Amendment No. 2.  Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 2.

Exhibit 99.1 Information Statement of Washington Prime Group, Inc.

Dividend Policy, Page 46

1.              We note your response to Comment 18 in our letter dated January 22, 2014 and will continue to monitor future amendments for your pro forma information.

Company’s Response:  The description of the Company’s dividend policy on page 46 of the Information Statement has been revised in response to the Staff’s comment to indicate that, based on the amount of the Company’s taxable income for the twelve-month period ended December 31, 2013 as reflected in the unaudited pro forma combined financial statements, the Company’s annual dividend for that period would have been greater than $1.00 per share, assuming a distribution ratio of one WPG share for every two shares of SPG common stock.  As a result of the Company’s expected REIT status, the Company will be required to pay at least 90% of its taxable income to its shareholders.

The Company supplementally advises the Staff that, as disclosed in the Information Statement, the Company’s share of net operating income (a non-GAAP measure defined in this Information Statement and widely used by the real estate industry) for the twelve-month period ended December 31, 2013 was approximately $417 million.  The Company has also indicated that funds from operations, a non-GAAP measure that is widely used in our industry (“FFO”), for the same period was approximately $358 million.  After deducting tax basis depreciation of approximately $100 million (as compared to book depreciation as reported elsewhere in the Form 10 financial statements) and approximately $39 million of additional interest expense and other operating expenses as reflected in the unaudited pro forma combined statement of operations from the approximately $358 million of FFO above, REIT taxable income for the period was approximately $219 million.

If the Company paid at least 90% of this to shareholders, or approximately $197 million, the resulting dividend would have been greater than $1.00 per share (using the current 362.5 million outstanding SPG common shares and partnership units and assuming an exchange of one WPG share for every two shares of SPG common stock in the distribution).  As disclosed in the Information Statement, the Company expects to distribute 100% of its REIT taxable income to holders of WPG common shares and partnership units.

Unaudited Pro Forma Combined Financial Statements, Page 49

2.              We note your response to comment 19 of our letter dated January 22, 2014 and await the presentation of SpinCo’s new equity structure, including the number of shares of common stock to be outstanding after the Separation.

Company’s Response:  The unaudited pro forma combined financial statements in the Information Statement have been revised on page 51 to include the impact of the proposed financings that are expected to be completed prior to the effective date of the separation and distribution.  In addition, the Company has included the weighted average number of basic and diluted shares outstanding for the year ended December 31, 2013 based on a distribution ratio of one WPG share for every two shares of SPG common stock.

3.              We note your response to comments 23 and 24 of our letter dated January 22, 2014 and await the presentation of SpinCo’s anticipated new debt and related interest expense.

Company’s Response:  The unaudited pro forma combined financial statements in the Information Statement have been revised on pages 51 to 53 to include the impact of the proposed financings that are expected to be completed prior to the effective date of the separation and distribution.

4.              We note your response to comment 25 of our letter dated January 22, 2014 and await the presentation of the anticipated cash distributions to Simon Property Group, L.P. and your basis thereof.

Company’s Response:  The unaudited historical pro forma financial statement adjustments include the impact of the approximately $1.0 billion of new secured and unsecured debt as described in Notes B and D to the pro forma financial statements and are further discussed in the “Description of Material Indebtedness.”  As outlined in Note D, the proceeds from the new debt will remain with SPG after the separation and SPG will not retain any obligation with respect to these debt agreements, which will remain an obligation of WPG or its subsidiaries.

5.              We note your response to comment 27 of our letter dated January 22, 2014 and await the presentation of completed pro forma financial statements and related adjustments.

Company’s Response:  The Company has updated the unaudited pro forma combined financial statements and related notes on pages 51 to 53 as further discussed in the Company’s responses to the Staff’s comments set forth above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview and Outlook, page 56

6.              We note your risk factor on page 27 regarding the risk of closures of anchor stores or major tenants and the impact upon operations. If applicable, please describe any related known trends or uncertainties that the registrant reasonably expects will have a material impact on net income. See Item 303(a)(3) of Regulation S-K.

Company’s Response:  The Company is not aware of any trends or uncertainties that the Company reasonably expects will have a material adverse impact on net income.  The Company has enhanced the disclosure on page 29 of the Information Statement which indicates that the Company’s revenues are dependent on the level of revenues realized by its tenants and, as a result, are subject to various risks that affect the retail environment generally.

Liquidity and Capital Resources, page 60

7.              We note your response to comment 30 in our letter dated January 22, 2014 and will continue to monitor your future amendments for updates in this section.

Company’s Response:  The Company has updated the unaudited pro forma combined financial statements and related notes on pages 51 to 53 and the “Description of Material Indebtedness” on page 114 to include additional information and a summary of terms under these new WPG debt arrangements.  The form of WPG’s credit facility agreement will be filed as an exhibit to the Form 10 in a subsequent amendment to the Form 10.

The Company has authorized the undersigned to acknowledge, on behalf of the Company, that, in connection with this response:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, including Amendment No.2;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1128 or Damian L. Peterson at (212) 403-1350.

Sincerely,

/s/ Karessa L. Cain

Karessa L. Cain

Cc:

Richard S. Sokolov — Chairman, Washington Prime Group Inc.

Mark Ordan — Chief Executive Officer, Washington Prime Group Inc.

James M. Barkley — Vice President and Secretary, Washington Prime Group Inc.